

TBJ GOURMET™
fun fine foods

Uncured Bacon Jams

- **Spreadable bacon, finally!**
- **No Nitrates or Nitrites added**
- Vegetarian **fed and antibiotic free pork**
- **24 month shelf stable, USDA** certified
- **Gluten free,** surprisingly **low fat & sodium**

9 oz jars in 6 pack cases



UNCURED BACON JAM	**Classic Bacon Jam**	Our flagship Uncured Bacon Jam, the Classic is sweet spreadable bacon. Great for foodies, home cooks and bacon lovers looking to create the perfect bite!	**CLS9**	8 53981 00502 7
UNCURED BACON JAM	**Peppercorn Bacon Jam**	Black pepper brings out the smoky element of this bacon jam, balancing the rich sweetness of brown sugar and caramelized onions. Perfect on burgers or anything coming off your grill!	**PEP9**	8 53981 00500 3
UNCURED BACON JAM	**Sweet Chili Bacon Jam**	Smoky bacon jam with sweet chilis and a hint of garlic. Perfect for baconized appetizers like our award-winning seared scallops with bacon glaze. "Do not fret - its not spicy!"	**SWC9**	8 53981 00501 0
UNCURED BACON JAM	**Bacon & Fig Jam**	Bacon & Fig Jam is the ultimate charcuterie addition to your cheese plates. The rich sweetness of fig & the unmistakable smoky bite of bacon combines to make this a unique treat.	**BFJ9**	8 53981 00508 9
UNCURED BACON JAM	**Maple Bourbon Bacon Jam**	North meets South in this creation that layers maple sweetness over smoky bacon with a zesty bourbon finish. Use wisely and finish your pork chops with this special blend.	**MBJ9**	8 53981 00509 6
UNCURED BACON JAM	**Honey Habanero Bacon Jam**	This is the bacon jam with a sting. It has a delicate amber honey front, a tangy bacon bite throughout, and hot Habanero finish. Use as a glaze on grilled wings to step up your game.	**HHJ9**	8 53981 00500 3

























Product of USA

TBJ Gourmet is dedicated to helping both home and professional chefs create the perfect bites that make memorable meals. From our trendsetting, award-winning Bacon Jams to our globally inspired pantry items and spreads, our recipes are imagined with the passion of people who live for food and crafted with the care of people who love those they serve.













Goldman Sachs 10,000 small businesses | FRONT BURNER PITCH COMPETITION | THE SCORE FOUNDATION PRESENTS SCORE Awards 2017 | MARYLAND BACON FESTIVAL | BaconFestVA

856.222.2000 **sales@tbjgourmet.com**



| | **Abundantly Good Line** | We are proudly partnered with Philabundance, the largest hunger-relief organization in the greater Philadelphia area. Collaborating on its Abundantly Good line of retail products has allowed TBJ Gourmet to be part of the effort to Upcycle and Uplift our community by helping to feed those in need, in addition to reducing food waste in the region. | **9oz jars in 12 pack cases** |



| | **Abundantly Good Spiced Tomato Jam** | This spiced tomato jam blends the earthy spices of the East with Mediterranean freshness. Use as a sauce on chicken breast. A portion of the proceeds goes to support Philabundance. | **STJ9** |  8 53981 00513 3 |

TBJ GOURMET
fun fine foods

| | **Pantry Items** | **Our pantry items are your secret weapon when finishing dishes like a pro. Mined salt is higher in nutrients than table salt and maple sugar is antioxidant-rich, making our seasonings especially tasty and wholesome.** | **6 pack cases** |



| | **Bacon Infused Himalayan Salt** | Pink Himalayan salt infused with bacon for a smoky finish to your dishes. We love this on grilled chicken thighs. Just add a pinch for perfection. 4.9oz Jar | **BHS4** |  8 53981 00518 8 |



| | **Himalayan Ghost Salt** | Pink Himalayan salt infused with ghost pepper adds heat to your grilled veggies and roasted meats. Add a pinch to your popcorn for a spicy treat. 5.2oz Jar | **GPS5** |  8 53981 00541 6 |



| | **Maple Bay Sugar Rub** | Maple Bay is a blend of real maple sugar and classic Chesapeake Bay seasoning. Sprinkle on salmon before cooking and prepare your taste buds for excitement. 3.3oz Jar | **MBY4** |  8 53981 00505 8 |



| | **Bacon Infused Maple Sugar** | Real maple sugar infused with smoky bacon. High in antioxidants and loaded with flavor. Sprinkle on a pork loin before cooking and create a new family favorite. 2.3oz Jar | **MBS2** |  8 53981 00510 5 |



Product of USA

TBJ Gourmet is dedicated to helping both home and professional chefs create the perfect bites that make memorable meals. From our trendsetting, award-winning Bacon Jams to our globally inspired pantry items and spreads, our recipes are imagined with the passion of people who live for food and crafted with the care of people who love those they serve.



   



856.222.2000   **sales@tbjgourmet.com**